Filed Pursuant to Rule 433

Registration Statement No. 333-174764

Filed Pursuant to Rule 433

Registration Statement No. 333-174764

Nuveen Long/Short Commodity Total Return Fund (CTF)

A new, actively managed, unleveraged fund

WHY CTF NOW

• Price changes of individual commodities are largely driven by unpredictable events, such as bad weather.

– Example: 2012 Midwest Drought (worst drought on record since 1956)(2) • 63% of the 48 contiguous states experienced drought;

• Smallest corn crop in six years, prices soared (U.S. is world’s largest exporter);

• Increased feed costs, depressed prices on livestock futures.

• Gresham(3) invests long/short in response to changes in the commodity market.

LONG

SHORT

Opportunity to profit whether markets move up or down(1)

ADVANTAGES OF ACTIVE MANAGEMENT

Gresham seeks to add value above the Morningstar® Long/Short Commodity IndexSM by trading on price momentum and through:

• Careful selection of individual commodity contracts;

• Trading contracts in advance of monthly index rolls;

• Opportunistic implementation seeking to minimize market impact;

• Daily trades (Morningstar® Long/Short Commodity IndexSM adjusts monthly).

GRESHAM INVESTMENT MANAGEMENT LLC

The Fund invests long/short in approximately 20 exchange-traded commodity futures and options contracts in the energy, agriculture, metals and livestock sectors.

• Actively managed commodities for over 25 years • Senior management team has extensive commodity investment experience

• Approximately $15 billion in assets under management (AUM) for both divisions as of August 31, 2012 • Ranked #2 in AUM among institutional commodities managers, according to Pensions

& Investments(4)

MORNINGSTAR® LONG/SHORT COMMODITY INDEXSM

Sector Weights

as of August 31, 2012

40.92%

34.15%

15.93%

9.00%

Sector Allocation

Energy Agriculture Metals Livestock

COMMODITY POSITION(5) WEIGHT COMMODITY POSITION(5) WEIGHT

Energy Agriculture

Crude Oil Brent Long 8.17% Soybeans Long 6.30%

Gas-Oil-Petroleum Long 6.28% Soybean Meal Long 4.91%

Heating Oil #2/Fuel Oil Long 5.40% Corn Long 2.18%

Gasoline Blendstock Long 4.99% Wheat/No. 2 Hard Winter Long 2.06%

Total Long 24.84% Wheat/No. 2 Soft Red Long 1.97%

Crude Oil WTI Flat 10.39% Total Long 17.42%

Natural Gas Henry Hub Flat 5.69% Coffee ‘C’/Colombian Short 5.02%

Total Flat 16.08% Sugar Short 4.51%

Metals Cotton Short 4.25%

Gold Short 7.46% Soybean Oil Short 2.95%

Silver Short 4.34% Total Short 16.73%

Copper High Grade Short 4.13% Livestock

Total Short 15.93% Lean Hogs Short 4.52%

Live Cattle Short 4.48%

Total Short 9.00%

Why Long/Short

• Broader opportunity set • Commodity prices trend up and down

• Potential profit from long positions when prices rise

• Potential profit from short positions when prices decline

• Reduce risk and potential drawdowns

FINANCIAL ADVISOR NOTES

Ticker Symbol: CTF (NYSE MKT)

Objective: To generate attractive total returns

IPO Price: $25.00 (100 share minimum)

Management Fee: 1.25%(6) Leverage: None

Structure: Exchange-traded commodity pool(7) Manager: Nuveen Commodities Asset Management, LLC(8)

Commodity Subadvisor: Gresham Investment

Management LLC through its Gresham NTA division(8)

Collateral Subadvisor: Nuveen Asset

Management, LLC

Benchmark: Morningstar® Long/Short

Commodity IndexSM

Tax-Advantaged: Portfolio comprised primarily of investments that produce 60% long-term and 40% short-term split in capital gain/loss under Section 1256 of the Internal Revenue Code(9)

IMPORTANT TAX ITEMS

• Tax Form: IRS Schedule K-1

• Tax Service Provider: PricewaterhouseCoopers

LLP (PWC)

• Timing: Anticipated by end of the first week of March 2013

• Access: Shareholders will be able to obtain their K-1s directly on Nuveen’s website

MONTHLY DISTRIBUTIONS

The Fund expects to pay regular monthly distributions facilitated by the Fund’s option strategy, which is not common among commodity funds in the marketplace.

OPTION STRATEGY OVERVIEW(11)

Gresham expects to see continued volatility in individual commodity prices which may benefit the Fund’s options strategy. The Fund believes increased volatility may provide better opportunities to generate option premiums.

• 15% Option Overwrite: Initially, the Fund expects to sell exchange-traded commodity options on up to 15% of its underlying commodity futures. • When long a futures contract, Gresham will sell a covered call option on that futures contract.

When short a futures contract, Gresham will sell a covered put option on that futures contract.

• Sold commodity options may be in, at, or out-of-the-money.

HISTORICALLY UNCORRELATED INVESTMENTS MAY ENHANCE PORTFOLIO RISK-ADJUSTED RETURNS

Correlations(10)

February 1, 1991 to June 30, 2012

1.0 0.8 0.6 0.4 0.2 0 -0.2

1.00

-0.11

-0.07

Morningstar® Long/Short Commodity IndexSM

S&P 500® Index

Barclays Capital U.S. Aggregate Bond Index

Risk/Return Profile

February 1, 1991 to June 30, 2012

ANNUAlIzed

ANNUAlIzed StANdArd MAxIMUM ANNUAlIzed

INdex retUrN % devIAtIoN % drAwdowN % ShArPe rAtIo

Morningstar® Long/

Short CommoditySM 9.70 10.95 -22.74 0.60

S&P 500® 8.86 15.05 -50.95 0.42

Dow Jones-UBS

CommoditySM 5.05 15.07 -54.26 0.19

Barclays Capital U.S.

Aggregate Bond 6.85 3.70 -5.15 0.93

Source: Morningstar, Inc.

CTF Similarities with Typical Closed-End Funds(7)

Regular Monthly Distributions

Actively Managed

Exchange-Traded

Underwriting Commissions of 4.5%

Sales Concession of 3.0%

Flat Management Fee / No Performance Fees

Issue a Fixed Number of Shares at IPO

Fund May Trade at Premium/Discount to NAV

Key Dates (all dates are preliminary and subject to change)

Pricing Date October 25, 2012

First Day of Trading October 26, 2012

Settlement Date October 30, 2012

First Distribution Anticipated on or before

Declaration December 14, 2012

First Distribution Paid Anticipated on or before

January 2, 2013

(1) For illustration purposes only. The Fund may be long or short corn and live cattle.

(2) Source: Reuters. “July Was Hottest Month Ever for Continental U.S.: NOAA.” Deborah Zabarenko. Published August 8, 2012.

(3) References in this brochure to “Gresham” mean Gresham Investment Management LLC (“Gresham LLC”), acting through its Near Term Active Division (“Gresham NTA”), unless specific reference is made to Gresham LLC or the context otherwise requires.

(4) Ranked by institutional commodity assets under management combined for both divisions of Gresham (excluding gold) as of 12/31/11. These rankings do not encompass the universe of all commodity trading advisors.

(5) Positions may be long or short (or at in the special case of energy commodities). Due to supply concentration and geopolitical concerns, the Fund will not short energy commodities.

(6) Please refer to the “Break-Even Analysis” and “Fees and Expenses” sections of the preliminary prospectus for information regarding the fees, charges and expenses associated with investing in the Fund.

(7) The Fund is not a mutual fund, a closed-end fund, or any other type of “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “1940 Act”), and is not subject to regulation nor afforded the protections thereunder. The Commodity Futures Trading Commission (“CFTC”) has not passed upon the merits of participating in this pool, nor has the CFTC passed on the adequacy or accuracy of this brochure or the Fund’s preliminary prospectus.

(8) A commodity pool operator and commodity trading advisor registered with the CFTC and a member of the National Futures Association.

(9) Changes in the tax treatment of the Fund’s investments could adversely affect shareholders.

(10) Correlation calculations using monthly index data. Past correlations are not indicative of future correlations.

(11) There can be no assurance that the Fund’s option strategy will be successful. Because of the volatile nature of the commodities markets, the writing (selling) of commodity options involves a high degree of risk.

Not FdIC INSUred. MAy loSe vAlUe. No BANk GUArANtee.

Commodity pools are subject to numerous risks, including the possible loss of your entire investment. Additional risks are set forth at the end of this brochure and in the Fund’s preliminary prospectus, which accompanies this brochure.

FOR FINANCIAL ADVISOR USE ONLY. NOT TO BE DISTRIBUTED TO THE PUBLIC.

SPECIAL RISK CONSIDERATIONS

An investment in the Fund involves special risk considerations, which are summarized below. The summary is not complete and an investor should carefully review the more detailed risks applicable to the Fund as set forth in the “Risk Factors” beginning on page 22 of the Fund’s preliminary prospectus. The Fund may not be able to achieve its investment objective.

THIS POOL HAS NOT COMMENCED TRADING AND DOES NOT HAVE ANY PERFORMANCE HISTORY. The Fund has no history of operations. Therefore, there is no performance history for the Fund to serve as a basis for you to evaluate an investment in the Fund. The commodity subadvisor has not previously managed client accounts utilizing the long/short commodity investment program.

The Fund is not a complete investment program and is designed as a long-term investment and not as a trading vehicle.

An investment in the Fund’s shares is subject to investment risk, including the possible loss of the entire amount that you invest.

Investments in commodity futures and options on commodity futures have a high degree of price variability and are subject to rapid and substantial price changes. These price changes may be magnified by computer-driven algorithmic trading, which is becoming more prevalent in the commodities markets.

The net asset value of each share will change as fluctuations occur in the market value of the Fund’s portfolio. Investors should be aware that the public trading price of a share may be different from the net asset value of a share and that shares may trade at a discount from their net asset value (which may be significant). This price difference may be due to the fact that supply and demand forces at work in the secondary trading market for shares are not necessarily the same as the forces influencing the prices of the Fund’s investments at any point in time. If the Fund experiences greater losses than gains during the period you hold shares, you will experience a loss for the period even if the Fund’s historical performance is positive.

In managing and directing the Fund’s activities and affairs, the manager will rely heavily on Gresham, which has a relatively small number of personnel. If any of Jonathan S. Spencer or Douglas J. Hepworth, President and Chief Investment Officer, and Director of Research, respectively, of Gresham LLC, or Susan Wager and Randy Migdal, the Fund’s portfolio managers, were to leave Gresham LLC or be unable to carry out their present responsibilities, it may have an adverse effect on the Fund’s management. In addition, should market conditions deteriorate or for other reasons, Nuveen Investments, NCAM, Nuveen Asset Management and Gresham may need to implement cost reductions in the future which could make the retention of qualified and experienced personnel more dif cult and could lead to personnel turnover.

The Fund’s long/short commodity investment program is not designed to provide the return of any single commodity or to replicate the performance of long-only commodity market benchmarks. In any given period, the net asset value returns of the Fund may differ substantially from any single commodity or long-only commodity market benchmarks. The relative balance of the Fund’s long/short exposure may vary significantly over time and at certain times the Fund’s aggregate exposure may be all long, all short and at, or may consist of various combinations (long, short and at) thereof. The Fund is not expected to provide a hedge against inflation in market environments when the Fund’s aggregate exposure is predominantly short and flat.

Because the Fund expects to invest in short commodity futures positions, it will face the risk of an unlimited loss on a short position, as the price at which the Fund would need to cover a short position could theoretically increase without limit.

There can be no assurance that the Fund’s options strategy will be successful. Because of the volatile nature of the commodities markets, the writing (selling) of commodity options involves a high degree of risk.

As the writer of options for which a premium is received, the Fund will forego the right to up to 25% of any capital appreciation in the value of each commodity futures contract in its portfolio that effectively underlies an option. The extent of foregone capital appreciation depends on the value of the commodity futures contract relative to the exercise price of such option and option premium realized. The Fund is subject to gap risk, which is the risk that a commodity price will change from one level to another with no trading in between. The Fund’s options strategy increases the Fund’s gap risk.

The Fund may invest a substantial portion of its net assets in long positions in the energy sector. A downturn in the energy sector could have a larger impact on the Fund than on a fund that does not concentrate in that sector. Shares may be adversely affected if the manager makes changes to the Fund in response to changes in the composition and/or valuation of the Morningstar® Long/Short Commodity IndexSM. The composition of the Index may change over time as the commodity futures contracts in the Index are added or replaced. In addition, the Index sponsor may modify the method for determining the composition and weightings of the Index and for calculating its value in order to ensure that the Index represents a measure of the performance over time of the markets for the underlying commodities. Because the Index is serving as a benchmark measure for the Fund, the composition and weighting of their respective portfolios, while not identical, are likely to resemble each other. If the method for determining the Index composition and/or weighting were to change, any such changes could adversely impact the ability of the Fund to continue to track the Index.

The investment decisions of the commodity subadvisor may be modified, and commodity futures contracts held by the Fund may have to be liquidated at disadvantageous times or prices, to avoid exceeding regulatory “position limits,” potentially subjecting the Fund to substantial losses. The CFTC has recently implemented final regulations that impose position limits and limit formulas on 28 physical commodity futures and options contracts, including energy and metals contracts, and on swaps that are economically equivalent to such contracts. Given their application to unleveraged, exchange-traded commodity funds, such position limits could detract from the Fund’s ability to implement its investment strategy. Gresham NTA makes all trading decisions independently from Gresham LLC’s other division. Upon the effectiveness of the CFTC’s new position limit regulations in October 2012, Gresham NTA will operate under the independent account controller exemption such that Gresham NTA will not be required to aggregate its positions with Gresham LLC’s other division. If the CFTC were to terminate, suspend or revoke or not renew the independent account controller exemption, or that exemption were otherwise unavailable, Gresham NTA would be required to aggregate its positions with Gresham LLC’s other division for purposes of the CFTC’s position limits. In that case, it is possible that investment decisions of the commodity subadvisor may be modified and that positions held by the Fund may have to be liquidated to avoid exceeding such position limits, potentially resulting in substantial losses to the Fund and the value of your investment.

The Fund is a new investment product and the value of the Fund’s shares could decrease if unanticipated operational or trading problems occur. Certain new mechanisms and operational procedures involving the trading and composition of the Fund’s portfolio have been developed specifically for this Fund. Accordingly, there may be unanticipated problems or issues with respect to the trading and operational procedures of the Fund that could have a material adverse effect on an investment in the shares.

The Fund is subject to numerous conflicts of interest, including those that arise because:

— The Fund’s commodity subadvisor, commodity brokers and their principals and affiliates may execute trades in commodity futures contracts and options on commodity futures contracts for their own account and accounts of other customers that may compete with orders placed for the Fund; commodity futures contracts established for the benefit of the Fund may be aggregated with the positions held by the commodity subadvisor, its principals and affiliates for their own account and the accounts of other customers for the purposes of determining “position limits,” and there can be no assurance that the commodity subadvisor will choose to liquidate the Fund’s positions in a proportionate manner in the event of mandatory liquidation of positions held by the commodity subadvisor (or its principals or affiliates) to comply with position limits or for other reasons;

— The manager has less of an incentive to replace either the commodity subadvisor or the collateral subadvisor because each is an affiliate of the manager; and

— Each of the manager and the subadvisors resolve conflicts of interest as they arise based on its judgment and analysis of the particular conflict. While there are no formal procedures to resolve conflicts of interest, the manager and the subadvisors seek to resolve all potential conflicts in a manner that is fair and equitable to the Fund and its shareholders over time. However, there may be instances in which the manager and/or the subadvisors could resolve a potential conflict in a manner that is not in the best interest of the Fund or its shareholders.

Regardless of its investment performance, the Fund will incur fees and expenses, including brokerage commissions and management fees. A management fee will be paid by the Fund even if the Fund experiences a net loss for the full year. To break even from a purchase made in the initial offering, and assuming the Fund’s estimated net proceeds from the offering generate annual interest income of .074%, the Fund must earn profits other than from interest income of 7.01% at the end of one year. The failure of a clearing broker to comply with financial responsibility and customer segregation rules and the bankruptcy of a clearing broker could result in a substantial loss of Fund assets. Under current CFTC regulations, a clearing broker maintains customers’ assets in a bulk segregated account. If a clearing broker fails to do so, or is unable to satisfy a substantial deficit in a customer account, its other customers may be subject to risk of loss of their funds in the event of that clearing broker’s bankruptcy. In that event, the clearing broker’s customers, such as the Fund, are entitled to recover, even in respect of property specifically traceable to them, only a pro rata share of all property available for distribution to all of that clearing broker’s customers.

The Fund may need to liquidate some of its investments in order to make distributions, and such liquidation could be at times or on terms different than those the Fund would otherwise select, which could have an adverse effect on the Fund’s results.

Unlike other Nuveen-sponsored funds, the Fund is not a mutual fund, a closed-end fund, or any other type of “investment company” within the meaning of the 1940 Act, and is not subject to regulation thereunder nor afforded the protections of the 1940 Act. As such, the Fund does not have a board nor do the Independent Committee members, who will fulfill certain governance functions required by the NYSE Amex, have the scope of authority mandated to a fund board under the 1940 Act. Based on the Fund’s investment strategy, its (i) potential for the realization of the greatest gains and (ii) exposure to the largest risk of loss will always be from its commodity investments and options strategy.

Shareholders will have no rights to participate in the Fund’s management other than the right in certain circumstances to remove or replace the manager. The manager has established a committee, comprised entirely of members who are independent of the manager, which will have certain limited powers with respect to the Fund (specifically, to serve the audit and nominating committee functions for the Fund). The Fund will not have a board with the ability to control the management and operation of the Fund that would be typical of the board of directors of a corporation. Therefore, Fund shareholders will have to rely on the judgment of the manager and the subadvisors to manage the Fund.

There have been and likely will continue to be proposals for various amendments to United States federal income tax laws that could, if enacted, have adverse effects on the Fund, its investments, or its shareholders. In addition, previously enacted changes to the tax law that were deferred and are scheduled to take effect in the future could either independently or in conjunction with new tax legislation materially affect the tax treatment of the Fund, its investments, or its shareholders.

The Fund will be considered to have terminated for tax purposes if there is a sale or exchange of 50% or more of the total Fund shares within a 12-month period. A constructive termination results in the closing of the Fund’s taxable year for the Fund for all holders of shares. Among other things, constructive termination could result in the imposition of substantial penalties on the Fund if the Fund were unable to determine that the termination had occurred. See “Federal Income Tax Considerations—U.S. Shareholders—Constructive Termination” on page 102 of the Fund’s preliminary prospectus for more information. The Fund’s shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by any bank or other insured depository institution and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other governmental agency.

The Fund is offering shares through a group of underwriters led by Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, UBS Securities LLC, and Nuveen Securities, LLC. Certain underwriters, their affiliates or employees, including Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Morgan Stanley & Co. LLC and UBS Securities LLC, have, and other underwriters participating in this offering or their affiliates may have, a minority ownership interest in Nuveen Investments, Inc., the parent company of Nuveen Securities, LLC, Nuveen Commodities Asset Management, LLC, Nuveen Asset Management, LLC and Gresham Investment Management LLC. The Fund is not sponsored, endorsed, sold or promoted by Morningstar, Inc. Morningstar’s only relationship to NCAM and the Fund is the licensing of certain trademarks, trade names and other intellectual property of Morningstar, Inc.

The Fund’s net asset value will be reduced immediately following this offering by the underwriting commissions and offering expenses paid by the Fund.

Please see the Fund’s preliminary prospectus for a complete description of these and other risks. Nuveen does not offer tax or legal advice. Please consult with your tax or legal advisor before investing. The preceding discussion is not intended or written to be used, and cannot be used by any person, for the purpose of avoiding U.S. federal tax penalties, and was written to support the promotion or marketing of the offering. Each investor should seek advice based on such person’s particular circumstances from an independent tax advisor.

The Fund has led a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement, which accompanies this brochure, and other documents the Fund has led with the SEC for more complete information about the Fund (such as a discussion of investment objectives, risk factors, fees and expenses) and this offering. You may obtain these documents, which may be updated from time to time pursuant to SEC and CFTC requirements, by visiting the Fund’s website (www.nuveen.com/ctfipo) as well as EDGAR on the SEC’s website (www.sec.gov). Alternatively, the Fund, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by calling 877-827-5920.

This brochure must be preceded or accompanied by a preliminary prospectus for the Fund. The information contained in this brochure and in the preliminary prospectus is not complete and may be changed. A registration statement relating to these securities has been led with the SEC, but has not yet become effective. We may not sell these securities until the registration statement led with the SEC is effective. This brochure or the preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

INDEX DEFINITIONS

Morningstar® Long/Short Commodity Indexsm For comparative purposes, CTF uses the Morningstar® Long/Short Commodity Indexsm as its primary benchmark. The index tracks the historical total return performance of a diverse portfolio of commodity futures, which may be invested long, short or at, and is currently comprised of 20 different commodities as of August 31, 2012. The index uses a momentum rule to determine if each commodity futures position is long, short or at. The index is fully collateralized with short-term Treasury bills. Information about the index can be found on Morningstar’s website at http://indexes.morningstar.com.

Dow Jones-UBS Commodity Indexsm An unmanaged index that seeks to provide broadly diversified representation of commodity markets as an asset class. The index is made up of exchange-traded futures on physical commodities and currently represents 20 commodities. Commodity weightings are based on production and liquidity, subject to weighting restrictions applied annually such that no related group of commodities constitutes more than 33% of the index and no single commodity constitutes more than 15% or less than 2% of the index.

S&P 500® Index An unmanaged index of the common shares of U.S. companies with market capitalizations in excess of $4 billion. It consists of 500 stocks chosen for market size, liquidity and industry group representation.

Barclays Capital U.S. Aggregate Bond Index An unmanaged index considered generally representative of investment-grade fixed income securities issued within the U.S.

See the Fund’s preliminary prospectus for more information about the indices described above.

These indices are unmanaged, and do not show actual investment returns. An index is a hypothetical measure of performance based on the fluctuations in the value of the securities that make up a particular market. Payment of management or brokerage fees or other fees and expenses would lower an index’s performance. Index returns are for illustrative purposes only and do not represent actual Fund performance. You cannot invest directly in an index.

Past performance of these indices has varied considerably over different time periods.

PERFORMANCE MEASUREMENT DEFINITIONS

Correlation is a statistical measure of how investment returns move over time in relation to one other.

The correlation coefficient ranges between -1 (perfect negative correlation, which means that returns always move in opposite directions) and +1 (perfect positive correlation, which means that returns always move in the same direction).

A correlation of 0 implies that no relationship can be found between the movement of two sets of returns.

Maximum Drawdown Maximum drawdown is the percentage loss that a fund incurs from its peak net asset value to its lowest value calculated from month-end to month-end. The maximum drawdown over a significant period is sometimes employed as a means of measuring the risk of an investment vehicle. Maximum drawdown is generally expressed as a percentage decline in net asset value.

Standard Deviation Standard deviation is a statistical measure of portfolio risk. It reflects the average deviation of the observations from their sample mean. In the case of portfolio performance, the standard deviation describes the average deviation of the portfolio returns from the mean portfolio return over a certain period of time. Higher standard deviation generally means higher portfolio risk.

Sharpe Ratio The Sharpe ratio is a statistical measure of the risk-adjusted return of a portfolio. It is calculated by using standard deviation and excess return (investment returns minus risk free rate) to determine reward per unit of risk. The higher the Sharpe ratio, the better a fund’s historical risk-adjusted performance.

for financial advisor use only. not to be distributed to the public.

Distributed by Nuveen Securities, LLC

333 West Wacker Drive

Chicago, IL 60606

www.nuveen.com

LGD-CTFADV-0912D